UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
3PAR INC.
(Name of Subject Company (Issuer))
DELL TRINITY HOLDINGS CORP.
(Offeror)
an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
88580F 10 9
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (512) 338-4400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jeffrey J. Rosen
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$1,936,725,558	$138,088.53

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 63,128,839 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $27.00 per share, which is the offer price, plus (ii) $201,917,967, which is the intrinsic value of the outstanding options (i.e., the excess of $27.00 over the per share exercise price).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$138,088.53	Filing Party:	Dell Inc.
Dell Trinity Holdings Corp.

Form of Registration No.:	Schedule TO-T	Date Filed:	August 23, 2010
	Schedule TO-T/A		August 26, 2010
	Schedule TO-T/A		August 27, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 11:
SIGNATURE

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 23, 2010, as previously amended and supplemented (the “Schedule TO”), by (i) Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Amendment No. 5, and is amended and supplemented by the information specifically provided in the Amended and Restated Amendment and Supplement to the Offer to Purchase filed as Exhibit (a)(1)(K) (the “Amended and Restated Supplement”) to the Schedule TO except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 5 have the respective meanings set forth in the Offer to Purchase.
Items 1 through 11:
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
     On September 2, 2010, Dell issued a press release announcing that it will not increase its most recent proposal to acquire 3PAR and that Dell has ended its discussions with 3PAR regarding a potential acquisition, a copy of which was filed as Exhibit (a)(5)(E) to Amendment No. 4 of the Schedule TO on September 2, 2010 and is incorporated herein by reference.
     On September 2, 2010, 3PAR terminated the Merger Agreement pursuant to the terms thereof to accept a Superior Proposal from Hewlett-Packard Company and, in connection therewith, 3PAR paid Dell the $72,000,000 termination fee.
     Dell and the Purchaser are terminating the Offer as a result of the failure of a condition to the Offer caused by the termination of the Merger Agreement. No Shares will be accepted by Dell and the previously announced Offer Price will not be paid or become payable to holders of the Shares who validly tendered and did not withdraw. Any Shares previously tendered and not withdrawn will be promptly returned to the tendering stockholder.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

DELL TRINITY HOLDINGS CORP.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

Date: September 3, 2010

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated August 23, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(a)(1)(C)	Notice of Guaranteed Delivery incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(a)(1)(F)	Amendment and Supplement to the Offer to Purchase, dated August 26, 2010 incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.
(a)(1)(G)	Form of Revised Letter of Transmittal incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.
(a)(1)(H)	Form of Revised Notice of Guaranteed Delivery incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.
(a)(1)(I)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.
(a)(1)(J)	Form of Revised Letter to Clients incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.
(a)(1)(K)	Amended and Restated Amendment and Supplement to the Offer to Purchase, dated August 27, 2010 incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(a)(1)(L)	Form of Revised Letter of Transmittal incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(a)(1)(M)	Form of Revised Notice of Guaranteed Delivery incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(a)(1)(N)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(a)(1)(O)	Form of Revised Letter to Clients incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(a)(5)(A)	Joint Press Release issued by Dell Inc. and 3PAR Inc. on August 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dell Inc. on August 16, 2010.
(a)(5)(B)	Form of Summary Advertisement as published on August 23, 2010 in The Wall Street Journal incorporated herein by reference to the Schedule TO filed by Dell on August 23, 2010.
(a)(5)(C)	Press Release issued by Dell on August 26, 2010 incorporated herein by reference to

Exhibit	Exhibit Name
Amendment No. 1 to the Schedule TO filed by Dell Inc. on August 26, 2010.
(a)(5)(D)	Press Release issued by Dell on August 27, 2010 incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(a)(5)(E)	Press Release issued by Dell Inc. on September 2, 2010 incorporated herein by reference to Amendment No. 4 to Schedule TO filed by Dell Inc. on September 2, 2010.
(b)(1)	Issuing and Paying Agency Agreement incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(b)(2)	Form of Commercial Paper Dealer Agreement incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(1)	Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., incorporated herein by reference to Exhibit 4.1 to the Schedule 13D filed by Dell Inc. on August 20, 2010.
(d)(2)	Tender and Voting Agreement, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and the Persons listed on Schedule I thereto, incorporated herein by reference to Exhibit 4.2 to the Schedule 13D filed by Dell Inc. on August 20, 2010.
(d)(3)	Confidentiality Agreement, dated as of July 17, 2010, by and between 3PAR Inc. and Dell Inc. incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(4)	Offer letter between Dell Inc. and Steve Crimi, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(5)	Offer letter between Dell Inc. and Randy Gast, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(6)	Offer letter between Dell Inc. and Adriel Lares, dated August 10, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(7)	Offer letter between Dell Inc. and Craig Nunes, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(8)	Offer letter between Dell Inc. and Jeff Price, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(9)	Offer letter between Dell Inc. and Jeanette Robinson, dated August 10, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(10)	Offer letter between Dell Inc. and David Scott, dated August 10, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(11)	Offer letter between Dell Inc. and Alastair Short, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(12)	Offer letter between Dell Inc. and Ashok Singhal, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(13)	Offer letter between Dell Inc. and Peter Slocum, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(14)	Offer letter between Dell Inc. and Rusty Walther, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(15)	Offer letter between Dell Inc. and Randall Weigel, dated August 12, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(16)	Dell Inc. Form of Employment Agreement incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(17)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Steve Crimi, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(18)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Randy Gast, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(19)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity

Exhibit	Exhibit Name
Holdings Corp. and Adriel Lares, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(20)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Craig Nunes, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(21)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Jeff Price, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(22)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Jeanette Robinson, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(23)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and David Scott, dated August 14, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(24)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Alastair Short, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(25)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Ashok Singhal, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(26)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Peter Slocum, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(27)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Rusty Walther, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(28)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Randall Weigel, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(29)	Form of Restricted Stock Unit Agreement under the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(30)	Long-Term Cash Award Agreement between Dell Inc. and Randall Weigel, dated August 13, 2010 incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(31)	Exclusivity Agreement, dated as of August 1, 2010, between Dell Inc. and 3PAR Inc. incorporated herein by reference to the Schedule TO filed by Dell Inc. on August 23, 2010.
(d)(32)	Amendment to the Agreement and Plan of Merger, dated as of August 26, 2010, between Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Dell Inc. on August 26, 2010.
(d)(33)	Amendment No. 2 to the Agreement and Plan of Merger, dated as of August 26, 2010, between Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc. incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Dell Inc. on August 27, 2010.
(g)	Not applicable.
(h)	Not applicable.